UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

    For Period Ended:     June 30, 1997             SEC FILE NUMBER I-9418
                     -------------------            CUSIP NUMBER 232456103

    [  ]     Transition Report on Form 10-KSB
    [  ] Transition Report on Form 20-F
    [  ] Transition Report on Form 11-K
    [  ] Transition  Report on Form 10-QSB
    [  ] Transition Report on Form N-SAR
    For Transition Period Ended:_______________
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information
         Full Name of Registrant            CyberAmerica Corporation
                                            ------------------------
         Former Name if Applicable          N/A
                                            ---
         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

          During the first quarter of 1997, the Company focused its operations on the investment in and sale of real estate. The Company sold one parcel of real estate during the second quarter of 1997 and sold an additional parcel shortly after the end of the quarter. Because of the change of the Company's operational focus, the Company has modified the accounting treatment from similar past sales. The adjustments to the Company's financial statements resulting from this modified treatment of real estate sales have delayed the Company's preparation of its financial statements for the quarter

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

               Richard Surber            President            (801) 575-8073
                  (Name)                  (Title)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                            (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            ( X  ) Yes  (   ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  The Company expects to record revenues for the second quarter of 1997 of approximately $1,491,000. This figure is significantly higher than second quarter revenues of $913,125 for 1996. This increase is largely attributable to the sale of an appreciated building during the second quarter of 1997 and a change in the reporting of the Company's financial statements caused by a change in the Company's operations.



                            CyberAmerica Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     August 16, 1997                   By:  /s/Richard Surber
                                                --------------------
                                            Name:  Richard Surber
                                            Title:    President